Exhibit 8.2

4890 Owen Ayres Ct.	715 832 3407
Suite 200	wipfli.com
Eau Claire, WI 54701

March 10, 2022

Boards of Directors

Van Wert Federal Savings Bank

VWF Bancorp, Inc.

976 South Shannon Street

P.O. Box 575

Van Wert, Ohio 45891

You have requested this firm’s opinion regarding the material Ohio Financial Institution Tax (“FIT”) and Ohio individual income tax consequences to the account holders of the proposed conversion (the “Reorganization”) of Van Wert Federal Savings Bank (the “Bank”) from a federal mutual savings bank to a federal stock savings bank (“Stock Bank”), pursuant to the Plan of Conversion of Van Wert Federal Savings Bank adopted by the Board of Directors of the Bank on March 3, 2022 (the “Plan”). In the Reorganization anticipated to occur in June of 2022 (but it may occur in July of 2022), all of the Bank’s to-be-issued capital stock, consisting entirely of voting common stock, will be acquired by VWF Bancorp, Inc., a Maryland corporation (the “Holding Company”). All capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan.

FACTS

For purposes of this opinion, we have reviewed the applicable Ohio authority. In forming and issuing our opinion, we have relied on the written opinion regarding the federal tax treatment of the transaction prepared by Luse Gorman, PC. (“Federal Opinion” and Attachment A). Consistent with that Federal Opinion, our opinion assumes that the reorganization constitutes two back-to- back tax-free exchanges of property for stock under Internal Revenue Code (“I.R.C.” or “Code”) Section 351 and a mere change in form under Code Section 368(a)(1)(F).

We have also received assurances from you that:

1.	The Bank has in the past filed a quarterly Report of Condition and Income, referred to as a “Call Report.” The Office of the Comptroller of the Currency (“OCC”) has been the Bank’s primary regulator.

2.	The Bank previously filed the Ohio Form FIT 10 for tax year 2022 based on its total equity capital and total consolidated assets as stated in its Call Report for the calendar year ending December 31, 2021.

3.	The Bank will file a Call Report for the first and second quarter of the calendar year ending December 31, 2022. There will be no gain or loss on the Reorganization realized or recognized in Bank’s Call Report for the first and second quarters of the calendar year ending December 31, 2022.

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4.	Stock Bank’s beginning balance sheet after the Reorganization will start with Bank’s ending balance sheet for purposes of Generally Accepted Accounting Principles (“GAAP”) and preparation of the Call Report.

5.	The Bank is and will continue to qualify as, after the Reorganization when it becomes Stock Bank, a federal savings association or federal savings bank chartered under 12 U.S.C. 1464.

6.	The OCC will continue to act as the Stock Bank’s primary regulator. Stock Bank will use the Bank’s charter and certificate of authority to continue business after the Reorganization.

7.	The Stock Bank will file a Call Report for the third and fourth quarters of the calendar year ending December 31, 2022. The Call Reports for third and fourth quarters will contain the cumulative income of Bank and Stock Bank through third quarter and for all of calendar year 2022 for the fourth quarter. There will be no gain or loss recognized on the Reorganization in the Stock Bank’s Call Report for the third and fourth quarters of the calendar year ending December 31, 2022.

8.	The Bank is not, and after the Reorganization when it becomes Stock Bank will not be, an institution organized under the "Federal Farm Loan Act," 39 Stat. 360 (1916), or a successor of such an institution, a company chartered under the "Farm Credit Act of 1933," 48 Stat. 257, or a successor of such a company, an association formed pursuant to 12 U.S.C. 2279c-1, an insurance company, or a credit union.

9.	Holding Company is a newly-formed legal entity. It did not and will not file a Form FR Y–9 or FR Y-SP9 for the period prior to the Reorganization.

10.	Holding Company will qualify as a savings and loan holding company and its primary regulator will be the OCC.

11.	Holding Company will file a Form FR Y- SP9 Parent Only Financial Statements for Small Holding Companies for the period ending December 31, 2022. The FR Y-SP9 will only contain Holding Company’s activity from the date it owns Stock Bank.

12.	There will be no gain or loss on the Reorganization recognized in Holding Company’s Form FR Y-SP9 ending December 31, 2022.

13.	The issuance of stock and capital infusion will cause Holding Company’s net worth to increase as compared to Bank’s net worth prior to the Reorganization. The increase in capital will increase Holding Company’s common stock and it’s Additional Paid In Capital (“APIC”) as reflected on the balance sheet portion of its Form FR Y-SP9. The cost of the Reorganization (estimated to be $1.3 million) will be netted against the value of the common stock and APIC listed on the balance sheet after the Reorganization.

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14.	Holding Company is not and will not be considered a "Grandfathered unitary savings and loan holding company" as defined in 12 U.S.C. 1467a(c)(9)(C), as that section existed on December 31, 1999.

15.	Holding Company is not and will not be considered a "Diversified savings and loan holding company" as defined in 12 U.S.C. 1467a, as that section existed on January 1, 2012.

16.	Holding Company will file the Ohio Form FIT 10 for tax year 2023 based on its total equity capital as stated on the Form FY-SP9, which would include all of Bank and Stock Bank’s activity in calendar year 2022 under equity accounting and its total consolidated assets as reflected on its Schedule SC-M of the Form FY-SP9 for the calendar year ending December 31, 2022. Holding Company will be the reporting person and will report Stock Bank and any other subsidiaries included in consolidated total assets on Schedule SC-M.

BACKGROUND

The Bank is a federal mutual savings bank that is in the process of converting to a federal stock savings bank. As a federal mutual savings bank, the Bank has no authorized capital stock. Instead, the Bank, in mutual form, has a unique equity structure. A depositor in the Bank is entitled to payment of interest on his or her account balance as declared and paid by the Bank. A depositor has no right to a distribution of any earnings of the Bank, except for interest paid on the deposit balance, and such earnings become retained earnings of the Bank. However, a depositor has a pro-rata ownership interest in the net worth of the Bank based upon the deposit balance in his or her account. This interest may only be realized in the event of a complete liquidation of the Bank. A depositor who reduces or closes his or her deposit account with the Bank receives solely the balance of his or her deposit account. In connection with and at the time of the Conversion, Eligible Account Holders and Supplemental Eligible Account Holders (as defined in the Plan) will exchange their liquidation rights in the Bank for an interest in a liquidation account (“Liquidation Account”) established at the Stock Bank.

PROPOSED TRANSACTION

The Holding Company has been formed under the laws of the State of Maryland for the purpose of the proposed transactions described herein, to engage in business as a savings and loan holding company and to own all of the outstanding capital stock of the Stock Bank. The Holding Company will issue shares of its voting common stock (“Common Stock”), upon completion of the mutual-to-stock conversion of the Bank, to persons purchasing such shares as described in greater detail below.

Boards of Directors Van Wert Federal Savings Bank VFW Bancorp, Inc. March 10, 2022 Page 4

Following regulatory approval, the Plan provides for the offer and sale of shares of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (1) Eligible Account Holders; (2) the Bank’s tax-qualified employee benefit plans, including the newly formed employee stock ownership plan and the Bank’s 401(k) plan; (3) Supplemental Eligible Account Holders; and (4) Other Members, all as described in the Plan. The minimum amount of shares in the offering range must be sold. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering to the general public with a preference given to residents of the general public residing in Van Wert County, Ohio (“Community Offering”), followed by a syndicated community offering (“Syndicated Community Offering”) for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all shares of Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Holding Company and the Bank, as converted. The estimated pro forma market value will be determined by Keller & Company, Inc., an independent appraiser. The conversion of the Bank from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of Common Stock.

OPINION

Based solely upon the foregoing information, we render the following opinion:

1.	The Revised Code does not impose a state income tax on C corporations and associations. R.C. 5726.04(A) levies a tax on the total equity capital of a “financial institution,” which is defined to include a federal savings bank and a savings and loan holding company. R.C. 5726.01(H). The FIT is imposed on financial institutions that are doing business in Ohio on the lien date of January 1st and that calendar year is defined as the “tax year.” R.C. 5726.02(A) and (P). In this matter, the “tax year” is calendar year 2023. The “taxable year” is the calendar year preceding the year in which an annual report is required to be filed based on the total equity capital as reflected on the Form FR Y–9 (as detailed in #2, including the FR Y-SP9) or Call Report. In this matter, the “taxable year” is calendar year 2022 and the FIT will be based on total equity capital reflected as of December 31, 2022.

2.	For a small savings and local holding company such as Holding Company, Ohio Administrative Code 5703-33-05(B) provides that the total equity capital from the FR Y-SP9 will be used as the total equity capital on the Form FIT 10. The Rule reasons that because “total equity capital” in the Form FR Y-SP9 is based on the parent company’s net worth under equity accounting and includes all subsidiaries for which it exercises significant control, only one Form FIT 10 needs to be filed for the group. The statutory provisions do not explicitly address small holding company structures, but R.C. 5726.01(H), (N)(1) and (S) provide a similar conclusion as applied for large holding companies that file a FR Y-9

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3.	Because Holding Company will not recognize a gain or loss on the Reorganization on its Form FR Y-SP9 for calendar year 2022, no gain or loss will be recognized in taxable equity capital for purposes of the imposition of the FIT imposed in Ohio on banks doing business in Ohio. Holding Company will likely have a greater amount of common stock and APIC as a result of the issuance of its stock in the Reorganization as compared to Bank’s separate taxable equity capital before the Reorganization resulting in an increase in its taxable equity capital subject to the Ohio FIT.

4.	The Ohio personal income tax incorporates the Internal Revenue Code of 1986, as amended pursuant to R.C. 5747.01(H) through February 17, 2022. R.C. 5701.01(B)(1). The calculation of Ohio adjusted gross income or adjusted gross income starts with “federal adjusted gross income, as defined in the Internal Revenue Code” pursuant to R.C. 5747.01(A) and Chapter 5747 does not contain a provision modifying I.R.C. Sections 368 or 354. Therefore, consistent with IRC Section 354(a) and the Federal Opinion, no gain or loss will be recognized by the account holders of the Bank upon the issuance to them of withdrawable deposit accounts in Stock Bank in the same dollar amount and under the same terms as their deposit accounts in the Bank and no gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon receipt by them of an interest in the Liquidation Account of Stock Bank, in exchange for their ownership interests in the Bank under Chapter 5747 of the Ohio Revised Code.

SCOPE OF OPINION

We have further assumed the absence of adverse facts not apparent from the Federal Opinion and representations provided. In issuing our opinion, we have assumed that the Bank will comply with the terms and conditions of the Plan of Reorganization and that the various representations and warranties that are provided to us are accurate, complete, true, and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters related to the Plan under federal income tax law. We specifically express no opinion concerning tax matters relating to the Plan under state and local tax laws except on the basis of the documents and assumptions described above.

In issuing the opinion set forth below, we have relied solely on existing provisions of the Ohio Revised Code (the “Revised Code” or “R.C.”), existing provisions of the Ohio Administrative Code (“Rules”) thereunder, current administrative rulings, notices, and procedures, and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time and such change may be retroactively effective. If so, our views as set forth may be affected and may not be relied upon. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

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In rendering our opinion, we have assumed that the persons and entities identified in the Plan will at all times comply with applicable state and federal laws and the factual representations of the Bank, Stock Bank, and Holding Company. In addition, we have assumed that the activities of the persons and entities identified in the Plan will be conducted strictly in accordance with the Plan. Any variations or differences in facts or representations recited herein, for any reason, may affect our conclusions, possibly in an adverse manner, and the opinions we are rendering inapplicable. For purposes of this opinion, we are relying on the factual representations provided to us by the Bank, which are incorporated herein by reference.

We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome of the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions are correct or that they would be adopted by the government, taxing authorities, or a court. This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the Ohio Department of Taxation upon audit will agree with the above analysis.

If you have any questions regarding this letter, please contact Traci Hollister at 715.828.5846.

Sincerely,

Wipfli LLP

Enc.